EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                 Name and Address of Company

Eldorado Gold Corporation (“Eldorado”)

Suite 1188 – Bentall 5

550 Burrard Street

Vancouver, BC  V6C 2B5

ITEM 2.                 Date of Material Change

December 18, 2011

ITEM 3.                 News Release

Eldorado disseminated a press release via Marketwire on December 18, 2011 and filed the press release on SEDAR on December 19, 2011.

ITEM 4.                 Summary of Material Change

Eldorado announced that it has entered into a definitive agreement (the “Arrangement Agreement”) with European Goldfields Limited (“European Goldfields”) pursuant to which Eldorado has agreed to acquire all of the issued and outstanding common shares of European Goldfields by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Yukon).

Each of the directors and senior officers of Eldorado and European Goldfields have entered into voting support agreements and have agreed to vote in favour of the transaction. Additionally, one of European Goldfields’ largest institutional shareholders, BlackRock Investment Management (UK) Limited who holds 7.3% of the basic shares outstanding, has entered into a lock-up agreement with Eldorado and has also agreed to vote in favour of the Arrangement.  In the aggregate, approximately 11% of the issued and outstanding common shares of European Goldfields are subject to the lock-up agreement and the voting and support agreements.

ITEM 5.                 Full Description of Material Change

Eldorado announced that it has entered into the Arrangement Agreement with European Goldfields pursuant to which Eldorado has agreed to acquire all of the issued and outstanding common shares of European Goldfields by way of the Arrangement under the Business Corporations Act (Yukon).

Under the Arrangement, shareholders of European Goldfields will receive 0.85 of an Eldorado share and C$0.0001 in cash per European Goldfields share (the “Exchange Ratio”). Each outstanding option of European Goldfields shall be exchanged for options of Eldorado that will entitle the holder to receive, upon the exercise thereof, Eldorado shares based upon the Exchange Ratio and otherwise on the same terms and conditions as in the original European Goldfields option. The total transaction value is approximately C$2.5 billion.

Eldorado’s offer represents:

•	A value of C$13.08 for each European Goldfields common share based on the December 16, 2011 closing price of Eldorado common shares (C$15.39) on the Toronto Stock Exchange

•
A premium of approximately 56.5% to European Goldfields’ 20-day volume weighted average price (“VWAP”) based on the VWAPs of both companies on the Toronto Stock Exchange for the period ending December 5, 2011, the last trading day before European Goldfields announced it had received preliminary approaches

Upon completion of the transaction, the current Eldorado and European Goldfields shareholders will hold approximately 78% and 22% of the combined company, respectively.

The Arrangement will require court approval and approval by at least 66⅔% of the votes cast in person by the shareholders of European Goldfields at a special meeting of European Goldfields shareholders. The transaction is also subject to obtaining approval to the issuance of common shares of Eldorado pursuant to the Arrangement by a majority of Eldorado common shareholders at a special meeting of Eldorado shareholders. In addition to the shareholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. It is anticipated that the shareholder meetings will be held in February 2012.

The Arrangement Agreement includes customary provisions, including no solicitation of alternative transactions, a right of Eldorado to match superior proposals for European Goldfields, mutual break fees and fiduciary-out provisions. Each of Eldorado and European Goldfields have agreed to pay a termination fee of C$75 million upon the occurrence of certain termination events or an expense fee of C$15 million payable by European Goldfields or an expense fee of C$30 million payable by Eldorado upon the occurrence of certain other termination events. European Goldfields has also agreed to postpone its special meeting of shareholders scheduled for December 22, 2011 to a date following the special meetings of Eldorado and European Goldfields shareholders held to approve matters relating to the Arrangement.

Both companies’ Boards of Directors have determined that the proposed transaction is fair and in the best interests of their respective companies based on a number of factors, including fairness opinions received from their respective financial advisors. Each company’s Board of Directors approved the terms of the proposed Arrangement and recommends that their respective shareholders vote in favour of the business combination.

Each of the directors and senior officers of Eldorado and European Goldfields have entered into voting support agreements and have agreed to vote in favour of the transaction. Additionally, one of European Goldfields’ largest institutional shareholders, BlackRock Investment Management (UK) Limited who holds 7.3% of the basic shares outstanding, has entered into a lock-up agreement with Eldorado and has also agreed to vote in favour of the Arrangement.  In the aggregate, approximately 11% of the issued and outstanding common shares of European Goldfields are subject to the lock-up agreement and the voting and support agreements.

Full details of the proposed transaction will be included in the management information circulars to be mailed to Eldorado and European Goldfields shareholders in mid-January 2012.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7.                  Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.                  Executive Officer

For further information, please contact:

Name:                      Dawn Moss, Corporate Secretary
Telephone:              (604) 601-6655

ITEM 9.                  Date of Report

December 23, 2011